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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*

                        The Pep Boys - Manny, Moe & Jack
--------------------------------------------------------------------------------
                                (Name of Issuer)

                      Common Stock, par value $1 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    713278109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2006
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_|   Rule 13d-1(b)

|X|   Rule 13d-1(c)

|_|   Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

         Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

--------------------                                           -----------------
CUSIP No.  713278109                    13G                    Page 2 of 9 Pages
--------------------                                           -----------------

--------------------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS

            Wesley Capital Management, LLC

            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
            52-2280947
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (a)

            (b)
--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

--------------------------------------------------------------------------------
                                 5    SOLE VOTING POWER

                                            -0-
                                 -----------------------------------------------
                                 6    SHARED VOTING POWER
NUMBER OF SHARES
  BENEFICIALLY                              -0- (See Item 2)
 OWNED BY EACH                   -----------------------------------------------
REPORTING PERSON                 7    SOLE DISPOSITIVE POWER
     WITH
                                            -0-
                                 -----------------------------------------------
                                 8    SHARED DISPOSITIVE POWER

                                            -0- (See Item 2)
--------------------------------------------------------------------------------
    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            -0- (See Item 2)
--------------------------------------------------------------------------------
    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
            (See Instructions)
                                                                            |_|
--------------------------------------------------------------------------------
    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            0%
--------------------------------------------------------------------------------
    12      TYPE OF REPORTING PERSON (See Instructions)

            OO
--------------------------------------------------------------------------------

--------------------                                           -----------------
CUSIP No.  713278109                    13G                    Page 3 of 9 Pages
--------------------                                           -----------------

--------------------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS

            Arthur Wrubel

            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (a)

            (b)
--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------------------------------------------------------------------
                                 5    SOLE VOTING POWER

                                            -0-
                                 -----------------------------------------------
                                 6    SHARED VOTING POWER
NUMBER OF SHARES
  BENEFICIALLY                              -0- (See Item 2)
 OWNED BY EACH                   -----------------------------------------------
REPORTING PERSON                 7    SOLE DISPOSITIVE POWER
     WITH
                                            -0-
                                 -----------------------------------------------
                                 8    SHARED DISPOSITIVE POWER

                                            -0- (See Item 2)
--------------------------------------------------------------------------------
    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            -0- (See Item 2)
--------------------------------------------------------------------------------
    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
            (See Instructions)
                                                                            |_|
--------------------------------------------------------------------------------
    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            0%
--------------------------------------------------------------------------------
    12      TYPE OF REPORTING PERSON (See Instructions)

            IN
--------------------------------------------------------------------------------

--------------------                                           -----------------
CUSIP No.  713278109                    13G                    Page 4 of 9 Pages
--------------------                                           -----------------


--------------------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS

            John Khoury
--------------------------------------------------------------------------------

            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (a)

            (b)
--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       CITIZENSHIP OR PLACE OF ORGANIZATION

            Canada
--------------------------------------------------------------------------------
                                 5    SOLE VOTING POWER

                                            -0-
                                 -----------------------------------------------
                                 6    SHARED VOTING POWER
NUMBER OF SHARES
  BENEFICIALLY                              -0- (See Item 2)
 OWNED BY EACH                   -----------------------------------------------
REPORTING PERSON                 7    SOLE DISPOSITIVE POWER
     WITH
                                            -0-
                                 -----------------------------------------------
                                 8    SHARED DISPOSITIVE POWER

                                            -0- (See Item 2)
--------------------------------------------------------------------------------
    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            -0- (See Item 4)
--------------------------------------------------------------------------------
    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
            (See Instructions)
                                                                            |_|
--------------------------------------------------------------------------------
    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            0%
--------------------------------------------------------------------------------
    12      TYPE OF REPORTING PERSON (See Instructions)

            IN
--------------------------------------------------------------------------------

--------------------                                           -----------------
CUSIP No.  713278109                    13G                    Page 5 of 9 Pages
--------------------                                           -----------------


Item 1.

            (a)   Name of Issuer

                  The name of the issuer is The Pep Boys - Manny, Moe & Jack

            (b)   Address of Issuer's Principal Executive Offices

                  The Issuer's principal executive office is located at 3111 W.
            Allegheny Avenue, Philadelphia, Pennsylvania 19132

Item 2.

            (a)   Name of Person Filing

                  This Amendment No. 2 to Schedule 13G is being jointly filed by
            Wesley Capital Management LLC, a Delaware limited liability company (the "Management Company"), Mr. Arthur Wrubel and Mr. John Khoury with respect to the ownership of the shares of Common Stock of the Issuer by three hedge funds and a managed account (collectively, the "Funds") for which the Management Company serves investment manager or advisor.(1) Mr. Wrubel, Mr. Khoury and the Management Company are referred to in this Schedule 13G as the "Reporting Persons."

                  The  Reporting  Persons  have  entered  into  a  Joint  Filing
            Agreement, dated February 14, 2007, a copy of which is filed with this Schedule 13G as Exhibit A, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

            (b)   Address of Principal Business Office, or if none, Residence

                  The address of the  principal  business  office of each of the
            Reporting Persons is 717 5th Avenue, 14th Floor, New York, NY 10022.

            (c)   Citizenship

                  The  Management  Company is organized  as a limited  liability company under the laws of the State of Delaware. Mr. Wrubel is a United States citizen. Mr. Khoury is a Canadian citizen.

            (d)   Title of Class of Securities

                  Common Stock, par value $1 per share.

            (e)   CUSIP Number

                  713278109

(1) The Management Company serves as investment manager or advisor to Wesley Capital L.P., a Delaware limited partnership, Wesley Capital Master Fund Limited, a Cayman Islands corporation, Wesley Capital QP, L.P., a Delaware limited partnership, and a managed account. Accordingly, the Management Company may be deemed to be the beneficial owner of the shares of Common Stock of the Issuer held by the Funds. Mr. Wrubel and Mr. Khoury are Managing Members of the Management Company, and together they control its business activities. Accordingly each of Mr. Wrubel and Mr. Khoury may be deemed to be the beneficial owner of the shares of Common Stock of the Issuer held by the Funds. The Management Company, Mr. Wrubel and Mr. Khoury each disclaim beneficial ownership of the shares of Common Stock of the Issuer held by the Funds, except to the extent of any pecuniary interest, and this report shall not be deemed to be an admission that they are the beneficial owners of such securities.

--------------------                                           -----------------
CUSIP No.  713278109                    13G                    Page 6 of 9 Pages
--------------------                                           -----------------

Item 3. If this statement is filed pursuant to ss.240.13d-1(b) or 240.13d.2(b) or (c), check whether the person filing is a:

                     Not applicable.

Item 4.     Ownership

            A.    Wesley Capital Management, LLC(2)

                  (a)   Amount beneficially owned: -0-

                  (b)   Percent of class: 0%

                  (c)   Number of shares as to which such person has:

                        (i)   Sole power to vote or direct the vote: -0-

                        (ii)  Shared power to vote or direct the vote: -0-

                        (iii) Sole power to  dispose or direct the  disposition:
                              -0-

                        (iv)  Shared power to dispose or direct the disposition:
                              -0-

            B.    Arthur Wrubel(2)

                  (a)   Amount beneficially owned: -0-

                  (b)   Percent of class: 0%.

                  (c)   Number of shares as to which such person has:

                        (i)   Sole power to vote or direct the vote: -0-

                        (ii)  Shared power to vote or direct the vote: -0-

                        (iii) Sole power to  dispose or direct the  disposition:
                              -0-

                        (iv)  Shared power to dispose or direct the disposition:
                              -0-


(2) See note 1.

--------------------                                           -----------------
CUSIP No.  713278109                    13G                    Page 7 of 9 Pages
--------------------                                           -----------------

            C.    John Khoury(2)

                  (a)   Amount beneficially owned: -0-

                  (b)   Percent of class: 0%.

                  (c)   Number of shares as to which such person has:

                        (i)   Sole power to vote or direct the vote: -0-

                        (ii)  Shared power to vote or direct the vote: -0-

                        (iii) Sole power to  dispose or direct the  disposition:
                              -0-

                        (iv)  Shared power to dispose or direct the disposition:
                              -0- Item 5. Ownership of Five Percent or Less of a Class

            If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.     Ownership of More than Five Percent on Behalf of Another Person:

            See response to Item 4.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

            Not applicable.

Item 8.     Identification and Classification of Members of the Group

            Not applicable.

Item 9.     Notice of Dissolution of Group

            Not applicable.

Item 10.    Certification

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as participant in any transaction having that purpose or effect.

--------------------                                           -----------------
CUSIP No.  713278109                    13G                    Page 8 of 9 Pages
--------------------                                           -----------------

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2007

                                         Wesley Capital Management, LLC

                                         By:  /s/ Arthur Wrubel
                                              ----------------------------------
                                              Name:  Arthur Wrubel
                                              Its:   Managing Member

                                         Wesley Capital Management, LLC

                                         By:  /s/ John Khoury
                                              ----------------------------------
                                              Name:  Arthur Wrubel
                                              Its:   Managing Member

                                         /s/ Arthur Wrubel
                                         ---------------------------------------
                                         Arthur Wrubel, individually

                                         /s/ John Khoury
                                         ---------------------------------------
                                         John Khoury, individually

--------------------                                           -----------------
CUSIP No.  713278109                    13G                    Page 9 of 9 Pages
--------------------                                           -----------------

                                                                       Exhibit A

              AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree as follows:

      (i) Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

      (ii) Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date:  February 14, 2006

                                         Wesley Capital Management, LLC

                                         By:  /s/ Arthur Wrubel
                                              ----------------------------------
                                              Name:  Arthur Wrubel
                                              Its:   Managing Member

                                         Wesley Capital Management, LLC

                                         By:  /s/ John Khoury
                                              ----------------------------------
                                              Name:  Arthur Wrubel
                                              Its:   Managing Member

                                         /s/ Arthur Wrubel
                                         ---------------------------------------
                                         Arthur Wrubel, individually

                                         /s/ John Khoury
                                         ---------------------------------------
                                         John Khoury, individually